As filed with the Securities and Exchange Commission on September 26, 2003

Registration No. 333-107083

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAUL CENTERS, INC.

(Exact name of registrant as specified in its charter)

Maryland	6798	52-1833074
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7501 Wisconsin Avenue, Suite 1500 Bethesda, Maryland 20814 (301) 986-6200	Scott V. Schneider Senior Vice President, Chief Financial Officer, Treasurer and Secretary Saul Centers, Inc. 7501 Wisconsin Avenue, Suite 1500 Bethesda, Maryland 20814 (301) 986-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Thomas H. McCormick

Shaw Pittman LLP

2300 N Street, N.W.

Washington, D.C. 20037

(202) 663-8000

Approximate date the registrant proposes to begin selling securities to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act or until the registration statement becomes effective on the date the SEC, acting under Section 8(a), determines.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated September 26, 2003

PROSPECTUS

$100,000,000

Preferred Stock and Depositary Shares

We may from time to time offer, in one or more series, separately or together, the following:

•	our preferred stock; and

•	our preferred stock represented by depositary receipts.

The aggregate initial public offering price of the securities that we may offer through this prospectus will be up to $100,000,000.

We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities. When we sell a particular series of securities, we prepare a prospectus supplement describing the offering and the terms of that series of securities.

Please read this prospectus and the applicable supplement carefully before you invest.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3 and, if applicable, in the “Risk Factors” section of the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. Our prospectus provides you with a general description of these securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about all of the terms of that offering. Our prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

References to “we,” “us” or “our” refer to Saul Centers, Inc., Saul Holdings Limited Partnership, which we refer to as the “Partnership,” and their respective direct or indirect owned subsidiaries, unless the context otherwise requires. We conduct our business and operations through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership and, as of June 30, 2003, owned approximately 75.1% of the units of partnership interest in the Partnership. In addition, B. Francis Saul II, our Chairman and Chief Executive Officer, whom we refer to as Mr. Saul, family members of Mr. Saul, entities controlled by Mr. Saul and other affiliates of Mr. Saul, whom we collectively refer to as “The Saul Organization,” hold the remaining units of partnership interest in the Partnership.

SAUL CENTERS, INC.

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our primary business strategy is the ownership, management and development of income-producing properties. Our long-term objectives are to increase cash flow from operations and to maximize capital appreciation of our real estate.

As of June 30, 2003, our properties consisted of 29 operating shopping center properties, five predominantly office operating properties and three development and/or redevelopment properties.

Our principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814 and our telephone number is (301) 986-6200. Our website address is www.saulcenters.com. The information contained in our website is not a part of this prospectus.

Before investing in our securities, you should consider carefully the risks described in this prospectus and in any accompanying prospectus supplement, together with the other information included in or incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

RISK FACTORS

Revenue from our properties may be reduced or limited if the retail operations of our tenants are not successful.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants. The amount of rent we receive from our tenants generally will depend in part on the success of our tenants’ retail operations, making us vulnerable to general economic downturns and other conditions affecting the retail industry. Any reduction in our tenants’ ability to pay base rent or percentage rent may adversely affect our financial condition and results of operations.

Our ability to increase our net income depends on the success and continued presence of our shopping center “anchor” tenants and other significant tenants.

Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Our largest shopping center anchor tenant is Giant Food, which accounted for 5.9% of our total revenues for the six months ended June 30, 2003. The closing of one or more anchor stores prior to the expiration of the lease of that store or the termination of a lease by one or more of a property’s anchor tenants could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. This could reduce our net income.

We may experience difficulty or delay in renewing leases or re-leasing space.

We derive most of our revenue directly or indirectly from rent received from our tenants. We are subject to the risks that, upon expiration, leases for space in our properties may not be renewed, the space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. As a result, our results of operations and our net income could be reduced.

We have substantial relationships with members of The Saul Organization whose interests could conflict with the interests of other stockholders.

Influence of Officers, Directors and Significant Stockholders.    Two of our officers, Mr. Saul and his son and our President, B. Francis Saul III, are members of The Saul Organization, and persons associated with The Saul Organization constitute five of the 12 members of our Board of Directors. In addition, as of June 30, 2003, Mr. Saul beneficially owned, for purposes of SEC reporting, 4,345,830 shares of our common stock representing 27.9% of our issued and outstanding shares of common stock. Mr. Saul also beneficially owned, as of June 30, 2003, 5,182,024 units of the Partnership. In general, these units are convertible into shares of our common stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, at the current time, these units may not be converted into shares of our common stock because the conversion would cause Mr. Saul and his affiliates to exceed the ownership limitation under our articles of incorporation, which restricts the amount of our equity they may constructively or beneficially own, denoted by reference to provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, to 24.9%, which was increased by our Board of Directors to 29.9%, of the outstanding shares of common stock.

As a result of these relationships, members of The Saul Organization will be in a position to exercise significant influence over our affairs, which influence might not be consistent with the interests of some, or a majority, of our stockholders.

Management Time.    Our Chief Executive Officer, Chief Accounting Officer and President are also officers of various members of The Saul Organization. Although we believe that these officers spend sufficient management time to meet their responsibilities as our officers, the amount of management time devoted to us will depend on our specific circumstances at any given point in time. As a result, in a given period, these officers may spend less than a majority of their management time on our matters. Over extended periods of time, we believe that our Chief Executive Officer will spend less than a majority of his management time on Company matters, while our Chief Accounting Officer and President may or may not spend less than a majority of their management time on our matters.

Exclusivity and Right of First Refusal Agreements.    We will acquire, develop, own and manage shopping center properties and will own and manage other commercial properties, and, subject to certain exclusivity agreements and rights of first refusal to which we are a party, The Saul Organization will continue to develop, acquire, own and manage commercial properties and own land suitable for development as, among other things, shopping centers and other commercial properties. Therefore, conflicts could develop in the allocation of acquisition and development opportunities with respect to commercial properties other than shopping centers and with respect to development sites, as well as potential tenants and other matters, between us and The Saul Organization. The agreement relating to exclusivity and the right of first refusal between us and The Saul Organization (other than Chevy Chase Bank, F.S.B.) generally requires The Saul Organization to conduct its shopping center business exclusively through us and to grant us a right of first refusal to purchase commercial properties and development sites in certain market areas that become available to The Saul Organization. The Saul Organization has granted the right of first refusal to us, acting through our independent directors, in order to minimize potential conflicts with respect to commercial properties and development sites. We and The Saul Organization have entered into this agreement in order to minimize conflicts with respect to shopping centers and certain of our commercial properties.

Shared Services.    We share with The Saul Organization certain ancillary functions, such as computer and payroll services, benefits administration and in-house legal services. The terms of all sharing arrangements, including payments related thereto, are reviewed periodically by our audit committee, which is comprised solely of independent directors. Included in our general and administrative expenses for the year ended December 31, 2002 are charges totaling $2,574,000 related to such shared services, which were paid to The Saul Organization. For the six months ended June 30, 2003, we included $1,270,000 of shared service charges in our general and administrative expense. Although we believe that the amounts allocated to us for such shared services represent a fair allocation between us and The Saul Organization, we have not obtained a third party appraisal of the value of these services.

Related Party Rents.    Chevy Chase Bank leases space in several of the shopping centers owned by us. The total revenue from Chevy Chase Bank for fiscal year 2002 and the six months ended June 30, 2003 was $1,368,000 and $693,000, respectively, representing approximately 1.5% of our total revenue for each period. Although we believe that these leases have comparable terms to leases we have entered into with third-party tenants, the terms of these leases were not set as a result of arm’s-length negotiation. In addition, because Chevy Chase Bank is a member of The Saul Organization, we may be less inclined to take an action or the timing of any action could be influenced if there is a default. The terms of any lease with Chevy Chase Bank are approved in advance by our audit committee, which is comprised solely of independent directors.

In addition, the lease for our corporate headquarters, which commenced in March 2002, is with a member of The Saul Organization. The 10-year lease provides for an initial annual rental payment of $513,000, escalated at

3% per year, with payment of a pro-rata share of operating expenses over a base year amount. The lease also provides for annual adjustments of rent based on the square footage used by us during the year. The total rental expense for the year ended December 31, 2002 and for the six months ended June 30, 2003 was $549,000 and $328,000, respectively. Although we believe that this lease has comparable terms to what would have been obtained from a third party landlord, we did not seek bid proposals from any independent third parties when entering into our new corporate headquarters lease.

Conflicts Based on Individual Tax Considerations.    The tax basis of members of The Saul Organization in our portfolio properties which were contributed to certain partnerships at the time of our initial public offering in 1993 was substantially less than the fair market value thereof at the time of their contribution. In the event of our disposition of such properties, a disproportionately large share of the gain for federal income tax purposes would be allocated to members of The Saul Organization. In addition, future reductions of the level of our debt, or future releases of the guarantees or indemnities with respect thereto by members of The Saul Organization, would cause members of The Saul Organization to be considered, for federal income tax purposes, to have received constructive distributions. Depending on the overall level of debt and other factors, these distributions could be in excess of The Saul Organization’s bases in their Partnership units, in which case such excess constructive distributions would be taxable.

Consequently, it is in the interests of The Saul Organization that we continue to hold the contributed portfolio properties, that a portion of our debt remains outstanding or is refinanced and that The Saul Organization guarantees and indemnities remain in place, in order to defer the taxable gain to members of The Saul Organization. Therefore, The Saul Organization may seek to cause us to retain the contributed portfolio properties, and to refrain from reducing our debt or releasing The Saul Organization guarantees and indemnities, even when such action may not be in the interests of some, or a majority, of our stockholders. In order to minimize these conflicts, decisions as to sales of the portfolio properties, or any refinancing, repayment or release of guarantees and indemnities with respect to our debt, will be made by the independent directors.

Ability to Block Certain Actions.    Under applicable law and the limited partnership agreement of the Partnership, consent of the limited partners is required to permit certain actions, including the sale of all or substantially all of the Partnership’s assets. Therefore, members of The Saul Organization, through their status as limited partners in the Partnership, could prevent the taking of any such actions, even if they were in the interests of some, or a majority, of our stockholders.

The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition.

As of June 30, 2003, we had approximately $380 million of debt outstanding (consisting of $333 million of fixed rate and $47 million of variable rate debt), of which approximately $341 million (consisting of $333 million of fixed rate and $8 million of variable rate debt) was secured by 23 of our properties. Of our $380 million of debt as of June 30, 2003, $17 million was short-term debt and $363 million was long-term debt.

We currently have a general policy of limiting our borrowings to 50 percent of asset value, i.e., the value of our portfolio, as determined by our Board of Directors by reference to the aggregate annualized cash flow from our portfolio. Our organizational documents contain no limitation on the amount or percentage of indebtedness which we may incur. Therefore, the Board of Directors could alter or eliminate the current limitation on borrowing at any time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and in an increased risk of default on our obligations.

We have established our debt capitalization policy relative to asset value, which is computed by reference to the aggregate annualized cash flow from the properties in our portfolio rather than relative to book value. We have used a measure tied to cash flow because we believe that the book value of our portfolio properties, which is the depreciated historical cost of the properties, does not accurately reflect our ability to borrow. Asset value, however, is somewhat more variable than book value, and may not at all times reflect the fair market value of the underlying properties.

The amount of our debt outstanding from time to time could have important consequences to our stockholders. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions and other appropriate business opportunities that may arise in the future;

•	limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes;

•	make it difficult to satisfy our debt service requirements;

•	limit our ability to make distributions on our outstanding common stock and any preferred stock or depositary shares that may be offered hereunder;

•	require us to dedicate increased amounts of our cash flow from operations to payments on our variable rate, unhedged debt if interest rates rise;

•	limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms; and

•	limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors described in this section. If we are unable to generate sufficient cash flow from our business in the future to service our debt or meet our other cash needs, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs. Our ability to refinance, sell assets or obtain additional financing may not be possible on terms that we would find acceptable.

We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and the failure to comply could result in defaults that accelerate the payment under our debt.

Our secured debt generally contains customary covenants, including, among others, provisions:

•	relating to the maintenance of the property securing the debt;

•	restricting our ability to assign or further encumber the properties securing the debt; and

•	restricting our ability to enter into certain new leases or to amend or modify certain existing leases without obtaining consent of the lenders.

Our unsecured debt generally contains various restrictive covenants. The covenants in our unsecured debt include, among others, provisions restricting our ability to:

•	incur additional unsecured debt;

•	guarantee additional debt;

•	make certain distributions, investments and other restricted payments, including distribution payments on our outstanding stock;

•	create certain liens;

•	increase our overall secured and unsecured borrowing beyond certain levels; and

•	consolidate, merge or sell all or substantially all of our assets.

Our ability to meet some of the covenants in our debt, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases.

In addition, all of the Company’s variable rate debt, including its line of credit, require the Company and its subsidiaries to maintain financial covenants. The Company’s material financial covenants require the Company, on a consolidated basis, to

•	limit the amount of debt so as to maintain a gross asset value in excess of liabilities of at least $250 million;

•	limit the amount of debt as a percentage of gross asset value (leverage ratio) to less than 60%;

•	limit the amount of debt so that interest coverage will exceed 1.9 to 1 on a trailing four quarter basis; and

•	limit the amount of debt so that interest and scheduled principal amortization coverage exceeds 1.6 to 1).

As of June 30, 2003, we were in compliance with all such covenants. If we were to breach any of our debt covenants and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Some of our debt arrangements are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a covenant under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares.

Our development activities are inherently risky.

The ground-up development of improvements on real property, as opposed to the renovation and redevelopment of existing improvements, presents substantial risks. In addition to the risks associated with real estate investment in general as described elsewhere, the risks associated with our remaining development activities include:

•	significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;

•	failure or inability to obtain construction or permanent financing on favorable terms;

•	expenditure of money and time on projects that may never be completed;

•	inability to achieve projected rental rates or anticipated pace of lease-up;

•	higher-than-estimated construction costs, including labor and material costs; and

•	possible delay in completion of the project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or acts of God (such as fires, earthquakes or floods).

Redevelopments and acquisitions may fail to perform as expected.

Our investment strategy includes the redevelopment and acquisition of community and neighborhood shopping centers that are anchored by supermarkets, drugstores or high volume, value-oriented retailers that provide consumer necessities. The redevelopment and acquisition of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

•	our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, and, as a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer time;

•	we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;

•	we may not be able to integrate new developments or acquisitions into our existing operations successfully;

•	properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to invest, which may result in the properties’ failure to achieve the returns we projected;

•	our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs; and

•	our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy includes the redevelopment of properties we already own and the acquisition of additional properties. Because we are required to distribute to our stockholders at least 90% of our taxable income each year to continue to qualify as a real estate investment trust, or REIT, for federal income tax purposes, in addition to our undistributed operating cash flow, we rely upon the availability of debt or equity capital to fund our growth, which financing may or may not be available on favorable terms or at all. The debt could include mortgage loans from third parties or the sale of debt securities. Equity capital could include our common stock or preferred stock. Additional financing, refinancing or other capital may not be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Rising interest rates could adversely affect our cash flow and the market price of any preferred stock or depositary shares we may issue hereunder.

Of our approximately $380 million of debt outstanding as of June 30, 2003, approximately $47 million bears interest at variable rates. Our variable rate debt is unhedged and is not subject to any interest rate caps. We also may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase our interest expense on our variable rate debt and reduce our cash flow, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our stockholders. Although we may enter into hedging arrangements or other transactions as to a portion of our variable rate debt to limit our exposure to rising interest rates, the amounts we are required to pay under the variable rate debt to which the hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any of our hedging arrangements. In addition, an increase in market interest rates may lead purchasers of our preferred stock and depositary shares to demand a higher annual yield, which could adversely affect the market price of any preferred stock or depositary shares we may issue hereunder.

Our performance and value are subject to general risks associated with the real estate industry.

Our economic performance and the value of our real estate assets, and, consequently, the value of our investments, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our stockholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks:

•	economic downturns in the areas where our properties are located;

•	adverse changes in local real estate market conditions, such as oversupply or reduction in demand;

•	changes in tenant preferences that reduce the attractiveness of our properties to tenants;

•	zoning or regulatory restrictions;

•	decreases in market rental rates;

•	weather conditions that may increase energy costs and other operating expenses;

•	costs associated with the need to periodically repair, renovate and re-lease space; and

•	increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the investment. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays, and may incur substantial legal costs. Additionally, new properties that we may acquire or develop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased.

Competition may limit our ability to purchase new properties and generate sufficient income from tenants.

Numerous commercial developers and real estate companies compete with us in seeking tenants for properties and properties for acquisition. This competition may:

•	reduce properties available for acquisition;

•	increase the cost of properties available for acquisition;

•	reduce rents payable to us;

•	interfere with our ability to attract and retain tenants;

•	lead to increased vacancy rates at our properties; and

•	adversely affect our ability to minimize expenses of operation.

Retailers at our shopping center properties also face increasing competition from outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail, internet marketing and telemarketing. This competition may reduce percentage rents payable to us and may contribute to lease defaults or insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our stockholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our stockholders.

Our insurance coverage on our properties may be inadequate.

We carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, terrorism and rental loss. These policies contain coverage limitations. We believe this coverage is of the type and amount customarily obtained for or by an owner of real property assets. We intend to obtain similar insurance coverage on subsequently acquired properties.

As a consequence of the September 11, 2001 terrorist attacks and other significant losses incurred by the insurance industry, the availability of insurance coverage has decreased and the prices for insurance have increased. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. Material losses in excess of insurance proceeds may occur in the future. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our stockholders.

Environmental laws and regulations could reduce the value or profitability of our properties.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure properly to remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. If we are subject to any material environmental liabilities, the liabilities could adversely affect our results of operations and our ability to meet our obligations.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability.

Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to newly acquired properties.

The properties, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of the Act, or of other federal, state or local laws, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with the Act may require expensive changes to the properties.

The revenues generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject.

We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. The leases typically require that each tenant comply with all regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Non-compliance of this sort could reduce our revenues from a tenant, could require us to pay penalties or fines relating to any non-compliance, and could adversely affect our ability to sell or lease a property.

The market value of any preferred stock or depositary shares we offer hereunder could be substantially affected by various factors.

Any preferred stock or depositary shares we may offer hereunder will be a new issue of securities with no established trading market. In addition, any preferred stock or depositary shares we offer hereunder may have no stated maturity date. Therefore, if you are seeking liquidity, you will be limited to selling the preferred stock or depositary shares in the secondary market. We may or may not apply to list any preferred stock or depositary shares issued hereunder on a national securities exchange or automated quotation system. Even if we elect to list the securities, an active trading market for the securities may not develop or last, in which case the trading price of the securities could be adversely affected. If an active trading market does develop on any national securities exchange or automated quotation system on which the securities are listed or quoted, the securities may trade at prices higher or lower than their initial offering price. The trading price of the securities would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions.

We believe that we are organized and qualified as a REIT, and currently intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes under the Code. However, the IRS could successfully assert that we are not qualified as such. In addition, we may not remain qualified as a REIT in the future.

Qualification as a REIT involves the application of highly technical and complex Code provisions. The complexity of these provisions and of the applicable income tax regulations that have been issued under the Code by the United States Department of Treasury is greater in the case of a REIT that holds its assets in partnership form. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and other income. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. Also, we must make annual distributions to stockholders of at least 90% of our net taxable income (excluding capital gains). In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT:

•	we would not be allowed a deduction for dividend distributions to stockholders in computing taxable income;

•	we would be subject to federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax;

•	unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;

•	we could be required to pay significant income taxes, which would substantially reduce the funds available for investment and for distribution to our stockholders for each year in which we failed to qualify; and

•	we would no longer be required by law to make any distributions to our stockholders.

We believe that the Partnership is treated as a partnership, and not as a corporation, for federal income tax purposes. If the IRS were to challenge successfully the status of the Partnership as a partnership for federal income tax purposes:

•	the Partnership would be taxed as a corporation;

•	we would cease to qualify as a REIT for federal income tax purposes; and

•	the amount of cash available for distribution to our stockholders would be substantially reduced.

We may be required to incur additional debt to qualify as a REIT.

As a REIT, we must make annual distributions to stockholders of at least 90% of our REIT taxable income. We are subject to income tax on amounts of undistributed REIT taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years.

We intend to make distributions to stockholders to comply with the Code’s distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because:

•	our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and

•	non-deductible capital expenditures or debt service requirements may reduce available cash but not taxable income.

In these circumstances, we might have to borrow funds on unfavorable terms and even if our management believes the market conditions make borrowing financially unattractive.

The structure of our leases may jeopardize our ability to qualify as a REIT.

If the IRS were to challenge successfully the characterization of one or more of our leases of properties as leases for federal income tax purposes, the Partnership would not be treated as the owner of the related property or properties for federal income tax purposes. As a result, the Partnership would lose tax depreciation and cost recovery deductions with respect to one or more of our properties, which in turn could cause us to fail to qualify as a REIT. Although we will use our best efforts to structure any leasing transaction for properties acquired in the future so the lease will be characterized as a lease and the Partnership will be treated as the owner of the property for federal income tax purposes, we will not seek an advance ruling from the IRS and do not intend to seek an opinion of counsel that the Partnership will be treated as the owner of any leased properties for federal income tax purposes. Thus, the IRS could successfully assert that future leases will not be treated as leases for federal income tax purposes, which could adversely affect our financial condition and results of operations.

To maintain our status as a REIT, we limit the amount of shares any one stockholder can own.

The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our articles of incorporation restrict beneficial and constructive ownership (defined by reference to various Code provisions) to no more than 5% in value of our issued and outstanding equity securities by any single stockholder with the exception of members of The Saul Organization, who, prior to actions discussed below, were restricted to beneficial and constructive ownership, of no more than 24.9% in value of our issued and outstanding equity securities.

The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 5% or 24.9% in value of our issued and outstanding equity securities, by an individual or entity could cause that individual or entity (or another) to own constructively more than 5% or 24.9% in value of the outstanding stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the respective ownership limit.

The Board of Directors may waive these restrictions on a case-by-case basis. In September 1999, our Board of Directors agreed to waive the ownership limit with respect to Wells Fargo Bank, National Association and U.S. Bank National Association, the pledgees of certain shares of our common stock and units issued by the Partnership and held by members of The Saul Organization. In addition, in March 2000, the Board of Directors agreed to increase the ownership limit with respect to members of The Saul Organization, allowing the members to beneficially and constructively own up to 29.9% in value of our issued and outstanding equity securities. As of June 30, 2003, Wells Fargo, U.S. Bank and members of The Saul Organization owned 0%, 0% and 29.0% of the issued and outstanding equity securities, respectively.

The ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for our equity stock or otherwise be in the stockholders’ best interest.

Recent tax legislation provides favorable treatment for dividends of regular corporations, but not generally dividends from REITs.

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT dividends continue to be taxed at the higher tax rates applicable to ordinary income. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009, and dividends will again be subject to tax at ordinary rates.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common stock at historical rates or to increase our common stock dividend rate, and our ability to pay any dividends on preferred stock or depositary shares we may issue hereunder and service our debt securities, will depend on a number of factors, including, among others, the following:

•	our financial condition and results of future operations;

•	the performance of lease terms by tenants;

•	the terms of our loan covenants; and

•	our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend rate on our common stock, it could have an adverse effect on the market price of our common stock and other securities. Any preferred stock or depositary shares we may offer hereunder may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common stock. Conversely, payment of dividends on our common stock may be subject to payment in full of the dividends on any preferred stock or depositary shares and payment of interest on any debt securities we may offer.

Certain tax and anti-takeover provisions of our articles of incorporation and bylaws may inhibit a change of our control.

Certain provisions contained in our articles of incorporation and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the stockholders from receiving a premium for their stock over then-prevailing market prices. These provisions include:

•	the REIT ownership limit described above;

•	authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by the Board of Directors;

•	a staggered, fixed-size Board of Directors consisting of three classes of directors;

•	special meetings of our stockholders may be called only by the Chairman of the Board, the president, by a majority of the directors or by stockholders possessing no less than 25% of all the votes entitled to be cast at the meeting;

•	the Board of Directors, without a stockholder vote, can classify or reclassify unissued shares of preferred stock;

•	a member of the Board of Directors may be removed only for cause upon the affirmative vote of 75% of the Board of Directors or 75% of the then-outstanding capital stock;

•	advance notice requirements for proposals to be presented at stockholder meetings; and

•	the terms of our articles of incorporation regarding business combinations and control share acquisitions.

We may amend or revise our business policies without your approval.

Our Board of Directors may amend or revise our operating policies without stockholder approval. Our investment, financing and borrowing policies and policies with respect to all other activities, such as growth, debt, capitalization and operations, are determined by the Board of Directors or those committees or officers to whom the Board of Directors has delegated that authority. The Board of Directors may amend or revise these policies at any time and from time to time at its discretion. A change in these policies could adversely affect our financial condition and results of operations, and the market price of our securities.

FORWARD-LOOKING INFORMATION

This prospectus contains, and any accompanying prospectus supplement will contain, forward-looking statements. Also, documents that we “incorporate by reference” into this prospectus, including documents that we subsequently file with the SEC, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. We have included important factors under the section above captioned “Risk Factors” that could cause actual results to differ materially from the forward-looking statements.

Many things can happen that can cause actual results to be different from those we describe, including the factors described under the section above captioned “Risk Factors.” Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will contribute the net proceeds of a sale of securities to the Partnership in exchange for substantially identical securities of the Partnership. The Partnership will use the net proceeds from the sale of securities for one or more of the following:

•	repayment of debt;

•	acquisition of additional properties;

•	development of new properties;

•	redevelopment of existing properties;

•	redemption of any preferred stock or depositary shares then outstanding; and

•	working capital and general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	1.85x	2.12x	2.01x	1.88x	1.72x	1.85x	1.73x

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before minority interest after adjustment for change in accounting method and fixed charges. Fixed charges consist of interest and debt expense, capitalized interest and interest portion of rental expense.

DESCRIPTION OF PREFERRED STOCK

The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws. You should read our articles of incorporation and our bylaws for more complete information.

Authorized Stock

Our articles of incorporation allow us to issue up to 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of June 30, 2003, we had 15,593,523 shares of common stock outstanding and no shares of preferred stock outstanding.

Preferred Stock

General.    Shares of preferred stock may be offered and sold from time to time, in one or more series, as authorized by the Board of Directors. The Board of Directors is authorized by Maryland law and our articles of incorporation to set for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The Board of Directors has the power to set preferences, powers and rights, voting or other terms preferred stock that are senior to, or better than, the rights of holders of common stock or other classes or series of preferred stock. The offer and sale of preferred stock could have the effect of delaying or preventing a change of our control that might involve a premium price for holders of our common stock or otherwise be favorable to them.

Terms.    You should refer to the prospectus supplement relating to the offering of any preferred stock for specific terms, including the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of preferred stock offered and the offering price of those shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of any of those terms that apply to those shares of preferred stock;

•	the date from which dividends on those shares of preferred stock will accumulate, if applicable;

•	the terms and amount of a sinking fund, if any, for the purchase or redemption of those shares of preferred stock;

•	the redemption rights, including conditions and the redemption price(s), if applicable, of those shares of preferred stock;

•	any listing of those shares of preferred stock on any securities exchange or automated quotation system;

•	the relative ranking and preference of those shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	the procedures for any auction and remarketing, if any, for those shares of preferred stock;

•	any other specific terms, preferences, rights, limitations or restrictions of those shares of preferred stock;

•	a discussion of federal income tax consequences applicable to those shares of preferred stock; and

•	any limitations on direct or beneficial ownership and restrictions on transfer in addition to those described in “Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer,” in each case as may be appropriate to preserve our status as a real estate investment trust.

The terms of any preferred stock we issue through this prospectus will be set forth in an articles supplementary or amendment to our articles of incorporation. We will file the articles supplementary or amendment as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a filing with the SEC that is incorporated by reference into this prospectus. The description of preferred stock in any prospectus supplement will not describe all of the terms of the preferred stock in detail. You should read the applicable articles supplementary or amendment to our articles of incorporation for a complete description of all of the terms.

Rank.    Unless we say otherwise in a prospectus supplement, the preferred stock offered through that supplement will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock, and to all other equity securities ranking junior to those shares of preferred stock;

•	on a parity with all of our equity securities ranking on a parity with the shares of preferred stock; and

•	junior to all of our equity securities ranking senior to the shares of preferred stock.

The term “equity securities” does not include convertible debt securities.

Dividends.    Subject to any preferential rights of any outstanding shares or series of shares and to the provisions of our articles of incorporation regarding ownership of shares in excess of the ownership limitation described below under “Provisions of Maryland Law and our Articles of Incorporation and Bylaws – Restrictions on Ownership and Transfer,” our preferred stockholders are entitled to receive dividends, when and as authorized by our Board of Directors, out of legally available funds.

Redemption.    If we provide for a redemption right in a prospectus supplement, the preferred stock offered through that supplement will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in that supplement.

Liquidation Preference.    As to any preferred stock offered through this prospectus, the applicable supplement shall provide that, upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of those shares of preferred stock shall receive, before any distribution or payment shall be made to the holders of any other class or series of stock ranking junior to those shares of preferred stock in our distribution of assets upon any liquidation, dissolution or winding up, and after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of any liquidation preference per share (set forth in the applicable supplement), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (not including any accumulation in respect of unpaid distributions for prior distribution periods if those shares of preferred stock do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of those shares of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of those outstanding shares of preferred stock and the corresponding amounts payable on all of our shares of other classes or series of equity security ranking on a parity with those shares of preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of those shares of preferred stock and all other such classes or series of equity security shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred stock entitled to receive those distributions prior to any other classes or series of equity security ranking junior to the preferred stock upon our liquidation, dissolution or winding up, then our remaining assets shall be distributed among the holders of those junior classes or series of equity stock, in each case according to their respective rights and preferences and their respective number of shares of stock.

Voting Rights.    Unless otherwise indicated in the applicable supplement, holders of our preferred stock will not have any voting rights, except as may be required by applicable law or any applicable rules and regulations of any national securities exchange or automated quotation system where the preferred stock is listed or quoted.

Conversion Rights.    No preferred stock offered through this prospectus shall be convertible into common stock.

Book-Entry Preferred Stock.    The preferred stock of a series may be issued in the form of global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Although we anticipate that the preferred stock of a series will be issued in whole in the form on a single global security, it is possible that we may issue the preferred stock of a series in whole or in part in the form of more than one global security. For example, we may elect to issue a portion of the preferred stock of a series in the form of one global security and another portion of the preferred stock of a series in the form of another global security. In addition, we may elect to issue a portion of the preferred stock of a series in the form of traditional stock certificates and another portion of the preferred stock of a series in the form of one or more global securities. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Transfer Agent and Registrar.    We will identify the transfer agent and registrar for any series of shares of preferred stock issued through this prospectus in a prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

General.    We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock. We will deposit the shares of preferred stock of any series represented by depositary shares with a depositary under a deposit agreement. We will identify the depositary in a prospectus supplement. Subject to the terms of the deposit agreement, if you own a depositary share, you will be entitled, in proportion to the fraction of the share of preferred stock represented by your depositary share, to all of the rights and preferences to which you would be entitled if you owned the share of preferred stock represented by your depositary share directly (including dividend, voting, redemption, subscription and liquidation rights).

The depositary shares will be represented by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of our preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Provisions.    If you are a “record holder” (as defined below) of depositary receipts and we pay a cash dividend or other cash distribution with respect to the preferred stock represented by your depositary share, the depositary will distribute all cash dividends or other cash distributions it receives in respect of the preferred stock represented by your depositary receipts in proportion to the numbers of depositary shares you owned on the record date for that dividend or distribution.

If we make a distribution in a form other than cash, the depositary will distribute the property it receives to you and all other record holders of depositary receipts in an equitable manner, unless the depositary determines that it is not feasible to do so. If the depositary decides it cannot feasibly distribute the property, it may sell the property and distribute the net proceeds from the sale to you and the other record holders. The amount the depositary distributes in any of the foregoing cases may be reduced by any amounts that we or the depositary is required to withhold on account of taxes.

A “record holder” is a person who holds depositary receipts on the record date for any dividend, distribution or other action. The record date for depositary shares will be the same as the record date for the preferred stock represented by those depositary receipts.

Withdrawal of Preferred Stock.    If you surrender your depositary receipts, the depositary will be required to deliver certificates to you evidencing the number of shares of preferred stock represented by those receipts (but only in whole shares). If you deliver depositary receipts representing a number of depositary shares that is greater than the number of whole shares to be withdrawn, the depositary will deliver to you at the same time a new depositary receipt evidencing the fractional shares.

Redemption of Depositary Shares.    If we redeem a series of shares of preferred stock represented by depositary receipts, the depositary will redeem depositary shares from the proceeds it receives after redemption of the preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of shares of preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select shares to be redeemed by lot, pro rata or by any other equitable method it may determine. After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders of those depositary shares will cease, except the right to receive the redemption price that the holders of the depositary shares were entitled to receive upon redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting the Preferred Stock.    When the depositary receives notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail information contained in the notice to you as a record holder of the depositary shares relating to the preferred stock. As a record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock), you will be entitled to instruct the depositary as to how you would like your votes to be exercised. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by your depositary shares in accordance with your instructions. We will agree to take all reasonable action that the depositary may deem necessary to enable the depositary to do this. If you do not send specific instructions the depositary will not vote the preferred stock represented by your depositary shares.

Liquidation Preference.    In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, you will be entitled, as a record holder of depositary shares, to the fraction of the liquidation preference accorded each applicable share of preferred stock, as has been set forth in a prospectus supplement.

Amendment and Termination of the Deposit Agreement.    We and the depositary may amend the form of depositary receipt and any provision of the deposit agreement at any time. However, any amendment which materially and adversely alters your rights as a holder of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. The deposit agreement will only terminate if:

•	we redeem all outstanding depositary shares; or

•	we make a final distribution in respect of the related preferred stock to which the depositary shares and agreement relate, including in connection with any liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary shares.

Resignation and Removal of Depositary.    The depositary may resign at any time by delivering notice to us of its election to do so. Additionally, we may remove the depositary at any time. Any resignation or removal will take effect when we appoint a successor depositary and the successor accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A successor depositary must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50 million.

Charges of Depositary.    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of preferred stock by owners of the depositary shares and any redemption of the preferred stock. You will pay the fees and expenses of the depositary for any duties requested by you to be performed which are outside those expressly provided for in the deposit agreement and as described above.

Miscellaneous.    The depositary will forward to you all notices and reports from us that we are required to furnish to the holders of the preferred stock pursuant to existing law, the rules of any national securities exchange or interdealer quotation system upon which the depositary shares or underlying preferred stock are listed or quoted, or our articles of incorporation and the articles supplementary relating to the underlying preferred stock.

Neither we nor the depositary will be liable under the deposit agreement to you other than for the depositary’s gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

PROVISIONS OF MARYLAND LAW AND

OUR ARTICLES OF INCORPORATION AND BYLAWS

The following is a summary of material provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws. This summary may not contain all the information that you will find important. You should read the Maryland General Corporation Law and our articles of incorporation and bylaws for further information. The business combination provisions and the control share acquisition provisions of Maryland law, both of which are discussed below, could have the effect of delaying or preventing a change in our control. Also, the removal of directors provisions and the advance notice provisions of the bylaws could have the effect of delaying or preventing a transaction or a change in our control. These provisions could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer, even if the offer contains a premium price for holders of our equity stock or otherwise benefits stockholders.

Restrictions on Ownership and Transfer.    Restrictions on ownership and transfer of shares are important to ensure that we meet certain conditions under the Code to qualify as a REIT. For example, the Code contains the following requirements.

•	No more than 50% in value of a REIT’s stock may be owned, actually or constructively (based on attribution rules in the Code), by five or fewer individuals during the last half of a taxable year or a proportionate part of a shorter taxable year, which we refer to as the 5/50 Rule. Under the Code, individuals include certain tax-exempt entities, except that qualified domestic pension funds are not generally treated as individuals.

•	If a REIT, or an owner of 10% or more of a REIT, is treated as owning 10% or more of a tenant of the REIT’s property, the rent received by the REIT from the tenant will not be “qualifying income” for purposes of the REIT gross income tests of the Code.

•	A REIT’s stock or beneficial interests must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In order to maintain our qualification as a REIT, our articles of incorporation, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% in value of our issued and outstanding equity securities with the exception of members of The Saul Organization, who, prior to actions discussed below, were restricted to 24.9% in value of our issued and outstanding equity securities. In this prospectus, the term “ownership limitation” is used to describe this provision of our articles of incorporation.

Any transfer of shares will be null and void, and the intended transferee will acquire no rights in such shares if the transfer:

•	results in any person owning, directly or indirectly, shares in excess of the ownership limitation;

•	results in the shares being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	results in our being “closely held” (within the meaning of Section 856(h) of the Code); or

•	otherwise results in our failure to qualify as a REIT.

If a stockholder owns more than 4% of the value of our outstanding equity stock, then the stockholder must notify us of its share ownership by January 31 of each year.

The ownership limitation generally does not apply to the acquisition of stock by an underwriter that participates in a public offering of such stock. In addition, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel or other evidence satisfactory to the Board, in its sole direction, may exempt a person from the ownership limitation, in whole or in part, provided that the exemption will not:

•	result in our shares being owned by fewer than 100 persons (determined without reference to any rules of attribution); or

•	result in our being “closely held” (within the meaning of Section 856(h) of the Code).

In connection with any such waiver, the Board may require representations and undertakings from the person requesting the waiver and may impose such other conditions as the Board deems necessary, in its sole discretion, to determine the effect, if any, on our status as REIT.

In September 1999, our Board of Directors agreed to waive the ownership limit with respect to Wells Fargo Bank, National Association and U.S. Bank National Association, the pledgees of certain shares of our common stock and units issued by the Partnership and held by members of The Saul Organization. In addition, in March 2000, the Board of Directors agreed to increase the ownership limit with respect to members of The Saul Organization, allowing the members to beneficially and constructively own up to 29.9% in value of our issued and outstanding equity securities. As of June 30, 2003, Wells Fargo, U.S. Bank and members of The Saul Organization owned 0%, 0% and 29.0% of the issued and outstanding equity securities, respectively.

The ownership limitation could have the effect of delaying, deferring or preventing a transaction or a change in our control that might involve a premium price for our stock or otherwise be in the best interest of our stockholders. All certificates representing shares of stock will bear a legend referring to the restrictions described above.

Automatic Transfer of Stock to Trust.    With certain exceptions described below, if any purported transfer of shares would violate any of the restrictions described in the immediately preceding paragraph, then the transfer will be null and void, and those shares will be designated as “excess stock” and transferred automatically to a trust. The transfer to the trust is effective as of the end of the business day next preceding the date of the purported transfer of such shares. The record holder of the shares that are designated as excess stock must deliver those shares to us for registration in the name of the trust. We will act as trustee of the trust. The beneficiary of the trust will be the persons to whom an interest in the excess stock is eventually transferred as provided below.

Any shares of excess stock remain issued and outstanding shares of stock. From and after the purported transfer resulting in excess stock, the record holder shall not be entitled to any dividends or distributions (except upon liquidation) or voting right, except as required by law, but shall be entitled to the right to payment of the purchase price of the shares. Any dividend or distribution paid to a record holder on excess stock shall be repaid to us upon demand. Subject to the ownership limitation, the excess stock may be retransferred by the record holder to any person if the excess stock will not be excess stock in the hands of the person at a price not to exceed:

•	the price paid by the record holder; or

•	if no consideration was paid, fair market value, at which point the excess stock will automatically be exchanged for the equity stock to which the excess stock was attributable.

In addition, the excess stock will be subject to repurchase by us at our election for a period of 90 days after the date of the purported transfer which resulted in such excess stock at a price per share equal to the lesser of (1) the price per share in the transaction that created the excess stock or (2) the fair market value of such shares on the date that we, or our designee, determine to exercise the repurchase right.

Any person who acquires or attempts to acquire common stock or preferred stock which would be null and void under the restrictions described above, or any person who owned common stock or preferred stock that were transferred to a trust, must (1) give us immediate written notice of such event and (2) provide us such other information as requested in order to determine the effect, if any, of such transfer on our status as a REIT.

Business Combinations.    Maryland General Corporation Law prohibits us from entering into “business combinations” and other corporate transactions unless special actions are taken. The business combinations that require these special actions include a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities when the combination is between us and an “interested stockholder” (as defined below). An interested stockholder is:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•	any of our affiliates which beneficially owned 10% or more of the voting power of our shares within two years prior to the date in question.

We may not engage in a business combination with an interested stockholder or any of its affiliates for five years after the interested stockholder becomes an interested stockholder. We may engage in business combinations with an interested stockholder if at least five years have passed since the person became an interested stockholder, but only if the transaction is:

•	recommended by our Board of Directors; and

•	approved by at least

•	80% of our outstanding shares entitled to vote; and

•	two-thirds of our outstanding shares entitled to vote that are not held by the interested stockholder.

Stockholder approval will not be required if our stockholders receive a minimum price (as defined in the statute) for their shares and our stockholders receive cash or the same form of consideration as the interested stockholder paid for its shares.

This prohibition does not apply to business combinations involving us that are exempted by the Board of Directors before the interested stockholder becomes an interested stockholder. Our articles of incorporation have exempted from this provision any business combination with a member of The Saul Organization.

Control Share Acquisitions.    The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless two-thirds of the stockholders (excluding shares owned by the acquirer, and by the officers and directors who are employees of the Maryland corporation) approve their voting rights.

“Control Shares” are shares that, if added with all other shares previously acquired, would entitle that person to vote, in electing the directors

•	10% or more but less than one-third of such shares;

•	one-third or more but less than a majority of such shares; or

•	a majority of the outstanding shares.

Control shares do not include shares the acquiring person is entitled to vote with stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

If this provision becomes applicable to us, a person who has made or proposes to make a control share acquisition could, under certain circumstances, compel our Board of Directors to call a special meeting of stockholders to consider the voting rights of the control shares. We could also present the question at any stockholders’ meeting on our own.

If this provision becomes applicable to us, subject to certain conditions and limitations, we would be able to redeem any or all control shares. If voting rights for control shares were approved at a stockholders meeting and the acquirer were entitled to vote a majority of the shares entitled to vote, all other stockholders could exercise appraisal rights and exchange their shares for a fair value as defined by statute.

Our articles of incorporation state that the Maryland “control share acquisition” law will not apply to any acquisition of our capital stock by the following persons:

•	members of The Saul Organization;

•	directors, officers and employees of us and the Partnership; and

•	any other persons authorized by the Board of Directors.

Limitation of Liability of Directors and Officers.    Our articles of incorporation provide that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer shall be liable to us or our stockholders for money damages. The Maryland General Corporation Law provides that we may restrict or limit the liability of directors or officers for money damages except

•	to the extent anyone actually received an improper benefit or profit in money property or services; or

•	a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action was material to the cause of action adjudicated and the action or failure to act was the result of bad faith or active and deliberate dishonesty.

Indemnification of Directors and Officers.    Our articles and bylaws require us to indemnify to the fullest extent permitted by and under the applicable provisions of Maryland General Corporation Law any person who is or was, or who agrees to become, one of our directors or officers or, while one of our directors, is or was serving or agrees to serve, as a director, officer, partner, joint venturer, employee or trustee of another entity, who, by reason of his or her status or service as such was, or is threatened to be made a party, or otherwise involved in any proceeding. The indemnification extends to all losses suffered and all expenses actually and reasonably incurred in connection with any proceeding. The Maryland General Corporation Law provides that we may indemnify directors and officers unless

•	the director actually received an improper benefit or profit in money, property or services;

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or

•	in a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Our articles of incorporation and bylaws require, as a condition to advancing expenses, (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and (2) a written affirmation to repay the amount paid by us if it is determined that the director or officer was not entitled to indemnification.

Our articles of incorporation and bylaws also provide that:

•	we may, but are not required to, provide indemnification, payment or reimbursement of expenses to any of our employees or agents in such capacity or any person who is or was serving at our request as a director, officer, partner, joint venturer, employee, trustee or agent of another corporation or entity;

•	the Board of Directors may authorize management to act on our behalf in matters relating to indemnification, subject to any limitations that may be imposed by the Board of Directors and to the requirements of applicable law;

•	indemnification and payment or reimbursement of advances as may be permitted or required pursuant to our bylaws shall be furnished in accordance with the procedures set forth in the Maryland General Corporation Law; and

•	we may provide such other further indemnification or provision for the payment or advancement of expenses as may be permitted by the Maryland General Corporation Law for directors of Maryland corporations.

Duties of Directors.    Under Maryland law, there is a presumption that the act of a director satisfies the required standard of care. An act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director. This provision does not impose an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context, and shifts the burden of proof for demonstrating that the defensive mechanism adopted by a board is reasonable in relation to the threat posed to the board.

Number of Directors; Classified Board.    The number of directors may be increased or decreased pursuant to the bylaws, provided that the total number of directors may not be less than three or more than 15. Under Maryland law and our articles of incorporation, directors, subject to the rights of holders of any shares of preferred stock, are elected in three classes for staggered, three-year terms.

Removal of Directors.    Under the articles of incorporation, and subject to the rights of any holders of preferred stock, our stockholders may remove a director only with cause upon the affirmative vote of 75% of the Board of Directors or 75% of the number of shares outstanding and entitled to vote on that matter.

Vacancies on the Board of Directors.    The bylaws provide that, subject to the rights of any holders of preferred stock, any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by vote of a majority of the remaining directors. Each director so elected shall serve for the unexpired term of the director he is replacing.

Meetings of Stockholders.    Our bylaws provide for an annual meeting of stockholders, to be held in April, to elect individuals to the Board of Directors for that class of directors then standing for election and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by our Chairman of the Board, President or by a majority of the Board of Directors, and shall be called at the request in writing of the holders of 25% of all votes entitled to be cast at the meeting.

Our bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, if all of the shares entitled to vote on the matter consent to the action in writing, the written consents are filed with the records of the meetings of stockholders and each stockholder executed a written waiver of any right to dissent.

Advance Notice for Stockholder Nominations and Stockholder New Business Proposals.    Our bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, to nominate a director or bring other business before a meeting of stockholders, a stockholder must deliver notice to our Secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, however, notice must be timely delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the date on which public announcement is first made of the annual meeting.

For a special meeting, to nominate a director, a stockholder must deliver notice to our Secretary not earlier that the close of business on the 90th day prior to the special meeting and not later than the close of business on the later of the 70th day prior to the special meeting or the 10th day following the date on which public announcement is first made of the special meeting. Nominations for elections to the Board of Directors at a special meeting may be made by stockholders only if the Board of Directors has determined that directors shall be elected at the special meeting.

The postponement or adjournment of an annual or special meeting to a later date or time shall not commence any new time periods for the giving of notice as described above. Our bylaws contain detailed requirements for the contents of stockholder notices of director nominations and new business proposals.

FEDERAL INCOME TAX CONSEQUENCES

The following sections summarize the federal income tax issues that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “—Taxation of Tax-Exempt U.S. Stockholders” below), financial institutions and broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “—Taxation of Non-U.S. Stockholders” below).

The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our securities, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Saul Centers, Inc.

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1993 tax return. We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In the opinion of our tax counsel, Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Code with respect to our taxable years ended through December 31, 2002; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code, and our current method of operation will enable us to meet the requirements for qualification as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, our actual operating results may not satisfy the qualification tests. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “—Requirements for REIT Qualification—Failure to Qualify.”

As a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and stockholder levels) that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned;

•	we may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our stockholders;

•	we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

•	we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business (“prohibited transactions”);

•	if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under “—Requirements for REIT Qualification—Income Tests”), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on (i) the gross income attributable to the greater of the amount by which we fail, respectively, the 75% or 95% gross income test, multiplied by (ii) a fraction intended to reflect our profitability;

•	if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

•	we may elect to retain and pay income tax on our net long-term capital gain; or

•	if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a “carryover” basis in the asset (i.e., basis determined by reference to the C corporation’s basis in the asset (or another asset)), we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

Requirements for REIT Qualification

In order to qualify as a REIT, we must be a corporation, trust or association and meet the following requirements:

1.	we are managed by one or more trustees or directors;

2.	our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	we would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4.	we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	at least 100 persons are beneficial owners of our stock or ownership certificates;

6.	not more than 50% in value of our outstanding stock or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the “5/50 Rule”);

7.	we elect to be a REIT (or have made such election for a previous taxable year) and satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8.	we use a calendar year for federal income tax purposes and comply with the record keeping requirements of the Code and the related regulations of the U.S. Department of Treasury (“Treasury”); and

9.	we meet certain other qualification tests, described below, regarding the nature of our income and assets.

We currently must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code Section 401(a), and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

We believe we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our equity securities so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our equity securities are described in “Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer.”

We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of income of the Partnership and of any other partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Income Tests.    We must satisfy two gross income tests annually to maintain our qualification as a REIT:

•	At least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income (the “75% gross income test”). Qualifying income for purposes of the 75% gross income test includes “rents from real property,” interest on debt secured by mortgages on real property or on interests in real property, and dividends or other distributions on and gain from the sale of shares in other REITs; and

•	At least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing (the “95% gross income test”).

The following paragraphs discuss the specific application of these tests to us.

Rental Income.    The Partnership’s primary source of income derives from leasing properties. There are various limitations on whether rent that the Partnership receives from real property that it owns and leases to tenants will qualify as “rents from real property” (which is qualifying income for purposes of the 75% and 95% gross income tests) under the REIT tax rules.

•	Although, generally, rent may be based on a fixed percentage or percentages of receipts or sales, if the rent is based, in whole or in part, on the income or profits of any person, the rent will not qualify as “rents from real property.” The Partnership has not entered into any lease based in whole or part on the net income of any person and does not anticipate entering into such arrangements unless we determine in our discretion that such arrangements will not jeopardize our status as a REIT.

•	If we or someone who owns 10% or more of our shares owns 10% or more of a tenant from whom the Partnership receives rent, the tenant is deemed a “related party tenant,” and the rent paid by the related party tenant will not qualify as “rents from real property.” Our ownership and the ownership of a tenant is determined based on direct, indirect and constructive ownership. The constructive ownership rules generally provide that if 10% or more in value of our shares are owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. The applicable attribution rules, however, are highly complex and difficult to apply, and the Partnership may inadvertently enter into leases with tenants who, through application of such rules, will constitute “related party tenants.” The Partnership will use its best efforts not to rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant will not jeopardize our status as a REIT. The Partnership leases property to Chevy Chase Bank, a member of The Saul Organization, which is deemed a “related party tenant.” We actively monitor the amount of rent we receive from Chevy Chase Bank and have determined that the rent received from Chevy Chase Bank does not jeopardize our REIT status.

•	If the rent attributable to any personal property leased in connection with a lease of property is more than 15% of the total rent received under the lease, all of the rent attributable to the personal property will fail to qualify as “rents from real property.” In general, the Partnership has not leased a significant amount of personal property under its current leases. If any incidental personal property has been leased, we believe that rent under each lease from the personal property would be less than 15% of total rent from that lease. If the Partnership leases personal property in connection with a future lease, it intends to satisfy the 15% test described above.

•	In general, if the Partnership furnishes or renders services to its tenants, other than through either a corporation in which we own stock and which, together with us, has elected to be a “taxable REIT subsidiary,” or an “independent contractor” who is adequately compensated and from whom the Partnership does not derive revenue, the income received from the tenants may not be deemed “rents from real property.” The Partnership may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, the Partnership may render directly a de minimis amount of “non-customary” services to the tenants of a property without disqualifying the income as “rents from real property,” as long as its income from the services does not exceed 1% of its income from the related property. The Partnership has not provided noncustomary services to leased properties other than through an independent contractor. In the future, the Partnership intends that any services provided will not cause rents to be disqualified as rents from real property.

Based on, and subject to, the foregoing, we believe that rent from our leases should generally qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. As described above, however, the IRS may assert successfully a contrary position and, therefore, prevent us from qualifying as a REIT.

On an ongoing basis, we will use our best efforts not to cause the Partnership to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

•	rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant will not jeopardize our status as a REIT;

•	derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and

•	perform services considered to be rendered to the occupant of the property that generate rents exceeding 1% of all amounts received or accrued during the taxable year with respect to such property, other than through a taxable REIT subsidiary or an independent contractor from whom we derive no revenue or if the provisions of such services will not jeopardize our status as a REIT.

Because the Code provisions applicable to REITs are complex, however, we may fail to meet one or more of the foregoing.

Tax on Income From Property Acquired in Foreclosure.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected to the production of such income. “Foreclosure property” is any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT at a foreclosure sale, or having otherwise become the owner or in possession of the property by agreement or process of law, after a default (or imminent default) on a lease of such property or on an debt owed to the REIT secured by the property;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Generally, property acquired as described above ceases to be foreclosure property on the earlier of:

•	the last day of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury);

•	the first day on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test;

•	the first day on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent); or

•	the first day that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income).

Tax on Prohibited Transactions.    A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets (including those held by the Partnership and its subsidiaries) are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Relief from Consequences of Failing to Meet Income Tests.    If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in “—Taxation of Saul Centers, Inc.,” even if the relief provisions apply, we would incur a 100% tax on gross income to the extent we fail the 75% or 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

Asset Tests.    To maintain our qualification as a REIT, we also must satisfy two asset tests at the close of each quarter of each taxable year:

•	At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, “real estate assets,” or qualifying temporary investments (the “75% asset test”).

•	“Real estate assets” include interests in real property, interests in mortgages on real property and stock in other REITs. We believe that the properties qualify as real estate assets.

•	“Interests in real property” include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

•	Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

•	For investments not included in the 75% asset test, (A) the value of our interest in any one issuer’s securities (which does not include our equity ownership of other REITs, the Partnership or any taxable REIT subsidiary or qualified REIT subsidiary) may not exceed 5% of the value of our total assets (the “5% asset test”), (B) we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (which does not include certain debt securities or our equity ownership in other REITs, the Partnership, any qualified REIT subsidiary or any taxable REIT subsidiary (the “10% asset test”)) and (C) the value of our securities in one or more taxable REIT subsidiaries may not exceed 20% of the value of our total assets.

We intend to select future investments so as to comply with the asset tests.

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements.    Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our stockholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income (including net capital gain) that we do not distribute to stockholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders.” For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

We intend to calculate our REIT taxable income based upon the conclusion that the Partnership is the owner for federal income tax purposes of all of the properties. As a result, we expect that depreciation deductions with respect to all such properties will reduce our REIT taxable income. If the IRS were to successfully challenge this position, we might be deemed retroactively to have failed to meet the distribution requirement and would have to rely on the payment of a deficiency dividend in order to retain our REIT status.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirements.    We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with such requirements.

Failure to Qualify.    If we failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the Code, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account distributions out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. stockholder” means a holder of preferred stock that for U.S. federal income tax purposes is

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof; unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to continue to be treated as United States persons, shall be considered U.S. stockholders.

A U.S. stockholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. stockholder has held its stock. See “—Capital Gains and Losses” below. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. To the extent a distribution exceeds both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in its stock, the U.S. stockholder will recognize long-term capital gain (or short-term capital gain if the stock has been held for one year or less), assuming the stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain dividends.

Taxation of U.S. Stockholders on the Sale or Exchange of the Preferred Stock.    In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the preferred stock as long-term capital gain or loss if the U.S. stockholder has held the preferred stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of preferred stock held by such stockholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss a U.S. stockholder realizes upon a taxable disposition of the preferred stock may be disallowed if the U.S. stockholder purchases additional preferred stock within 30 days before or after the disposition.

Redemption of the Preferred Stock.    The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of preferred stock can only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a holder of preferred stock will recognize capital gain or loss measured by the difference between the amount received by the holder of preferred stock upon the redemption and such holder’s adjusted tax basis in the preferred stock redeemed (provided the preferred stock is held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our stock under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of preferred stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any preferred stock owned by the holder of preferred stock, but also such holder’s ownership of common stock, other series of preferred stock and any other options (including stock purchase rights) to acquire any of the foregoing. The holder of preferred stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Section 318 and 302(c) of the Code.

If a particular holder of preferred stock owns (actually or constructively) none of our common stock or an insubstantial percentage of our outstanding common stock, based upon current law, it is probable that the redemption of preferred stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of preferred stock intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the preferred stock will be treated as a distribution on the preferred stock. If the redemption is taxed as a dividend, the holder of preferred stock’s adjusted tax basis in the preferred stock will be transferred to any other shares held by the holder. If the holder of preferred stock owns none of our other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Capital Gains and Losses.    A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income exceeds the maximum tax rate on long-term capital gain applicable to non-corporate taxpayers. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property” (i.e., depreciable real property) is, to the extent that such gain would have been treated as ordinary income if the property were “Section 1245 property,” higher than the maximum long-term capital gain rate otherwise applicable. With respect to distributions that we designate as capital gain dividends and any retained capital gain that is deemed to be distributed, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate stockholders at the lower or higher rate. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers is significant. A U.S.

stockholder required to include retained long-term capital gains in income will be deemed to have paid, in the taxable year of the inclusion, its proportionate share of the tax paid by us in respect of such undistributed net capital gains. U.S. stockholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such stockholders. U.S. stockholders will increase their basis in their stock by the difference between the amount of such includible gains and the tax deemed paid by the U.S. stockholder in respect of such gains. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Recent Tax Legislation.    On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a stockholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009.

Information Reporting Requirements and Backup Withholding.    We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at the rate of 28% for 2003) with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt U.S. Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities (“exempt organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to exempt organizations generally should not constitute UBTI.

However, if an exempt organization were to finance its acquisition of stock with debt, a portion of the income that they receive from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares is required to treat a percentage of the dividends that it receives from us as UBTI (the “UBTI Percentage”). The UBTI Percentage is equal to the gross income we derive from an unrelated trade or business (determined as if it were a pension trust) divided by our total gross income for the year in which we pay the dividends. The UBTI rule applies to a pension trust holding more than 10% of our shares only if:

•	the UBTI Percentage is at least 5%;

•	we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•	we are a “pension-held REIT” (i.e., either (1) one pension trust owns more than 25% of the value of our shares or (2) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares).

Tax-exempt entities will be subject to the rules described above, under the heading “—Taxation of Taxable U.S. Stockholders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, “non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of stock, including any reporting requirements.

Ordinary Dividends.    A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless (i) a lower treaty rate applies and the non-U.S. stockholder files IRS Form W-8BEN with us evidencing eligibility for that reduced rate, (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, or (iii) the non-U.S. stockholder holds shares through a “qualified intermediary” that has elected to perform any necessary withholding itself.

Return of Capital.    A non-U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its stock.

Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends.    For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. stockholder) it is not subject to withholding under FIRPTA. Instead, we must make-up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. stockholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “—Sale of Shares.”

Sale of Shares.    A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of its stock as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we will continue to be a “domestically controlled REIT.” In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of outstanding shares of the preferred stock at all times during a specified testing period will not incur tax under FIRPTA if the preferred stock is “regularly traded” on an established securities market. If neither of these exceptions were to apply, the gain on the sale of the preferred stock would be taxed under FIRPTA, in which case a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

A non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules.

Backup Withholding.    Backup withholding tax (which generally is withholding tax imposed at the rate of 28% in 2003, on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to distributions to a non-U.S. stockholder provided that the non-U.S. stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. Information reporting will generally apply to distributions of income to non-U.S. stockholders. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of preferred stock effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of preferred stock by a foreign office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by U.S. stockholders) for U.S. tax purposes; or

•	that is a foreign partnership, if at any time during its tax year 50% or more of its income or capital interest are held by U.S. persons or if it is engaged in the conduct of a trade or business in the U.S., unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment of the proceeds of a sale of preferred stock effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. Backup withholding is not an additional tax. A non-U.S. stockholder may obtain a refund of excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Other Tax Consequences

State and Local Taxes.    We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

Tax Aspects of Our Investments in the Partnership and Subsidiary Partnerships

The following discussion summarizes the material federal income tax considerations applicable to our direct or indirect investments in the Partnership and its subsidiaries. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.    We are entitled to include in our income our distributive share of the Partnership’s income and to deduct our distributive share of the Partnership’s losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We believe that the Partnership and its subsidiaries are classified as partnerships for federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). While the units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the limited partners to dispose of their units. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% Passive Income Exception”).

Treasury has issued regulations (the “PTP Regulations”) that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “Private Placement Exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

We believe that the Partnership qualified for the Private Placement Exclusion since inception and intends to continue to qualify for the Private Placement Exclusion unless it qualifies for another exception. It is possible that in the future the Partnership might not qualify for the Private Placement Exclusion.

If the Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership would need to qualify under another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. We believe that the Partnership will qualify for another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. It is possible that in the future the Partnership might not qualify for one of these exceptions.

If, however, for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for REIT Qualification—Income Tests” and “—Requirements for REIT Qualification—Asset Tests.” In addition, any change in the Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for REIT Qualification—Distribution Requirements.” Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnership and its Partners.    The partners of the Partnership are subject to taxation. The Partnership itself is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the Partnership’s income, gains, losses, deductions and credits for any taxable year of the Partnership ending during our taxable year, without regard to whether we have received or will receive any distribution from the Partnership.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties.    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since our formation. Consequently, the Partnership’s partnership agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the partners who contribute property to the Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing partners, including us, and will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after the closing of any offering of securities hereunder. This will tend to eliminate the Book-Tax Difference over the life of the Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Requirements for REIT Qualification—Distribution Requirements.” The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed assets at their agreed values.

Treasury has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The general partner of the Partnership has the discretion to determine which of the methods of accounting for Book-Tax Differences (specifically approved in the Treasury regulations) will be elected with respect to any properties contributed to the Partnership. The Partnership generally has elected to use the “traditional method with ceiling rule” for allocating Code Section 704(c) items with respect to the properties that it acquires in exchange for units. The use of this method may result in us being allocated less depreciation, and therefore more taxable income in a given year than would be the case if a different method for eliminating the Book-Tax Difference were chosen. If this occurred, a larger portion of stockholder distributions would be taxable income as opposed to the return of capital that might arise if another method were used. We have not determined which method of accounting for Book-Tax Differences will be elected for properties contributed to the Partnership in the future.

Basis in Partnership Interest.    Our adjusted tax basis in our partnership interest in the Partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the Partnership;

•	increased by

•	our allocable share of the Partnership’s income, and

•	our allocable share of debt of the Partnership; and

•	reduced, but not below zero, by

•	our allocable share of the Partnership’s loss,

•	the amount of cash distributed to us, and

•	constructive distributions resulting from a reduction in our share of debt of the Partnership.

If the allocation of our distributive share of the Partnership’s loss would reduce the adjusted tax basis of our partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnership’s distributions, or any decrease in our share of the debt of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Sale of the Partnership’s Property.    Generally, any gain realized by the Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under Section 704(c) of the Code to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for REIT Qualification—Income Tests.” We, however, do not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the Partnership’s trade or business.

PLAN OF DISTRIBUTION

We may sell securities on a negotiated or competitive bid basis to or through one or more underwriters or dealers. We may also sell securities directly to institutional investors or other purchasers or through agents. We will identify any underwriter, dealer or agent involved in the offer and sale of securities, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents, in a prospectus supplement.

We may distribute securities from time to time in one or more transactions

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Unless we say otherwise in a prospectus supplement, the obligations of any underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the applicable securities if any are purchased. If a dealer is used in a sale, we may sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

We or our agents may solicit offers to purchase securities from time to time. Unless we say otherwise in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

In connection with the sale of securities, underwriters or agents may receive compensation (in the form of discounts, concessions or commissions) from us or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters as that term is defined in the Securities Act, and any discounts or commissions received by them from us and any profits on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any such underwriter or agent, and we will describe any such compensation we pay, in the related prospectus supplement.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If we tell you in a prospectus supplement, we will authorize agents and underwriters to solicit offers by certain specified institutions or other persons to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with whom such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but shall in all cases be subject to our approval. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not be prohibited at the time of delivery under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

The securities may or may not be listed on a national securities exchange or quoted in the over-the-counter market. Even if we elect to list the securities, an active trading market may not develop or last.

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (in other words, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

Certain of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses.

LEGAL MATTERS

Certain legal matters in connection with any offering of securities made by this prospectus will be passed upon for us by Shaw Pittman LLP, a law partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Shaw Pittman LLP.

EXPERTS

The consolidated financial statements and schedule of Saul Centers, Inc. at December 31, 2002, and for the year then ended appearing in Saul Centers, Inc. Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NOTICE REGARDING ARTHUR ANDERSEN LLP

On June 21, 2002, we announced that we had appointed Ernst & Young LLP as our independent auditor for fiscal year 2002, replacing Arthur Andersen LLP. Pursuant to the Securities Act and the rules promulgated thereunder, we are required to, and have incorporated into this registration statement our Annual Report on Form 10-K for the year ended December 31, 2002. The 2002 Form 10-K contains financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002. Arthur Anderson LLP audited our financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001.

Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Prior to the date of this prospectus, the Arthur Andersen LLP partners who reviewed our audited financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, which are incorporated by reference herein, resigned from Arthur Andersen LLP and Arthur Andersen LLP was convicted for obstruction of justice and elected to cease practicing before the SEC in August 2002. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the incorporation by reference into this registration statement of its audit reports with respect to our audited financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001.

Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without a written consent from Arthur Andersen LLP. Accordingly, Arthur Andersen LLP will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

•	Public Reference Section

Securities and Exchange Commission

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) from the date of the initial registration statement and prior to the effectiveness of this registration statement, and any filings made from the date of this prospectus until we sell all of the securities under this prospectus as supplemented.

•	An amendment to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 filed with the SEC on September 26, 2003

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003

Copies of these filings are available at no cost on our website, www.saulcenters.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Mr. Scott V. Schneider

Saul Centers, Inc.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6200

Our prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

You should rely only on the information in our prospectus, any prospectus supplement and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement or any incorporated document is accurate as of any date other than the date of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    Exhibits

Number		Description

1.1	*	Underwriting or Purchase Agreement for Preferred Stock or Depositary Shares

3.1		First Amended and Restated Articles of Incorporation of Saul Centers, Inc. filed with the Maryland Department of Assessments and Taxation on August 23, 1993 (previously filed as Exhibit 3(a) of the 1993 Annual Report of the Company on Form 10-K (the “1993 Form 10-K”) and incorporated herein by reference)

3.2		Amended and Restated Bylaws of Saul Centers, Inc. as in effect at and after August 24, 1993 and as of August 26, 1993 (previously filed as Exhibit 3(b) of the 1993 Form 10-K and incorporated herein by reference)

4.1	*	Specimen of certificate representing preferred stock

4.2	**	Form of Deposit Agreement

5.1	**	Opinion of Shaw Pittman LLP regarding the validity of the Securities being registered

8.1	**	Opinion of Shaw Pittman LLP regarding certain federal income tax matters

12.1	**	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	***	Consent of Ernst & Young LLP

23.2	**	Consent of Shaw Pittman LLP (included as part of Exhibits 5.1 and 8.1)

24.1		Power of Attorney (included on signature page)

*	To be filed by amendment or by Current Report on Form 8-K incorporated herein by reference.
**	Previously filed.
***	Included with this filing.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on September 26, 2003.

SAUL CENTERS, INC.

By:	/s/ B. FRANCIS SAUL II
B. Francis Saul II Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated.

SIGNATURE	TITLE	DATE

/s/ B. FRANCIS SAUL II B. Francis Saul II	Chairman of the Board and Chief Executive Officer (principal executive officer)	September 26, 2003

/s/ B. FRANCIS SAUL III B. Francis Saul III	President and Director	September 26, 2003

/s/ SCOTT V. SCHNEIDER Scott V. Schneider	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (principal financial officer)	September 26, 2003

/s/ RICHARD R. MEIBURGER Richard R. Meiburger	Vice President and Controller (acting principal accounting officer)	September 26, 2003

/s/ PHILIP D. CARACI* Philip D. Caraci	Director	September 26, 2003

/s/ JOHN E. CHAPOTON* John E. Chapoton	Director	September 26, 2003

/s/ GILBERT M. GROSVENOR* Gilbert M. Grosvenor	Director	September 26, 2003

Philip C. Jackson, Jr.	Director	September 26, 2003

/s/ DAVID B. KAY* David B. Kay	Director	September 26, 2003

/s/ GENERAL PAUL X. KELLEY USMC (RET.)* General Paul X. Kelley USMC (Ret.)	Director	September 26, 2003

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SIGNATURE	TITLE	DATE

/s/ CHARLES R. LONGSWORTH* Charles R. Longsworth	Director	September 26, 2003

/s/ PATRICK F. NOONAN* Patrick F. Noonan	Director	September 26, 2003

/s/ JAMES W. SYMINGTON* James W. Symington	Director	September 26, 2003

/s/ JOHN R. WHITMORE* John R. Whitmore	Director	September 26, 2003

*By:	/s/ SCOTT V. SCHNEIDER

Scott V. Schneider Attorney-In-Fact

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